Exhibit 1.A(11)       Issuance, Transfer and Redemption Memorandum

                                                                 February 1998


                            DESCRIPTION OF ISSUANCE,
                TRANSFER, AND REDEMPTION PROCEDURES FOR CONTRACTS
                      PURSUANT TO RULE 6E-3(T)(B)(12)(III)
                              FOR FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                                    ISSUED BY
                     UNITED OF OMAHA LIFE INSURANCE COMPANY


This document sets forth the current administrative procedures that will be followed by United of Omaha Life Insurance Company (the "Company", "we", "us", "our") in connection with its issuance of individual flexible premium variable life insurance policies (the "Policies"), the transfer of assets held thereunder, and the redemption by Policyowners ("Owners") of their interests in those Policies. Capitalized terms used herein have the same meaning as in the prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy as filed with the Securities and Exchange Commission ("Commission").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

        A. OFFER OF THE POLICIES, APPLICATIONS, INITIAL PREMIUMS, UNDERWRITING REQUIREMENTS, AND ISSUANCE OF THE POLICIES

               1. OFFER OF THE POLICIES. The Policies will be offered and sold for premiums pursuant to established premium schedules and underwriting standards in accordance with state insurance laws. Initial premium payments for the Policies and related insurance charges will not be the same for all Owners whose Policies have the same Specified Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that
               each  Owner  pays  a  premium  and  related   insurance   charges
               commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. A uniform premium and insurance charge for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same risk class. A description of the Expense Charges under the Policy, which includes a cost of insurance charge and Expense Charges.
                                       1
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               2. APPLICATION.To purchase a Policy, an individual must submit an application and provide evidence of insurability of the Company. The initial premium also must be paid before the Company will issue the Policy. The Company will not issue a Policy if the Insured is older than age 90. Before accepting an application, the Company conducts underwriting to determine insurability. The Company reserves the right to reject an application or premium for any reason. If a Policy is not issued, the Company will return any premium payment the Owner submitted. If a Policy is issued, it will be effective on the date of issue.

               3. PAYMENT OF INITIAL PREMIUM. The minimum initial premium for a Policy is an amount at least sufficient to purchase the minimum initial Specific Amount of life insurance coverage ($100,000). The initial premium will be credited to the Policy on the date the Policy is issued. Premiums will be allocated to the Money Market portfolio until the Allocation Date. The Policy Owner may purchase a Policy with the proceeds of another life insurance policy, provided a new application is completed. It may not be advantageous to replace existing insurance with a Policy.

               4. UNDERWRITING REQUIREMENT. Full underwriting standards will apply to all proposed Insureds.

               5. ISSUANCE OF THE POLICY AND DETERMINATION OF DATE OF ISSUE. Once the Company has received the initial premium and underwriting has been approved, the Policy will be issued on the date the Company has received the final requirement for issue. In addition to determining when coverage begins, the Date of Issue
               determines       Monthly       Deduction      Dates,       Policy
               years/months/anniversaries.

        B. DETERMINATION OF OWNER OF THE POLICY. The Policy Owner possesses the rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.
                                       2
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        C.     PAYMENT OF PREMIUMS.

                1. PROCEDURES FOR PREMIUM PAYMENTS. Planned premiums may be paid annually, semiannually, or at other intervals we offer. Beginning in the second policy year, the Policy Owner may change the planned premium once each year. The planned premium is flexible.

                Total premium paid on a cumulative basis may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. We will monitor Policies and will attempt to notify a Policy Owner on a timely basis if the Owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as a life insurance policy, we will only accept that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. The excess will be promptly refunded.

               When any additional premium payment will result in an increase in the Policy's Death Benefit, we will require satisfactory evidence of insurability before accepting additional premiums after the date of issue. However, we reserve the right to reject an additional payment for any reason. If additional Premium is accepted, we will credit it to the Policy's Accumulation Value pursuant to the current accumulation instructions, unless the Policy Owner provides other instructions as of the date underwriting was completed.

               2. GRACE PERIOD. LAPSE. AND REINSTATEMENT. If there is no outstanding Policy loan, the Policy will lapse if, on a Monthly Deduction Date, the Accumulation Value is insufficient to cover the Monthly Deduction due on that date (subject to the No Lapse Period provision); and a grace period expires without a sufficient premium payment. If there is an outstanding loan, the Policy will lapse on any Monthly Deduction Date when the Cash Surrender Value is insufficient to cover the Monthly Deduction and any loan interest due, subject to the No Lapse Period provision. The Company allows a 61 day grace period to make a premium payment sufficient to cover the Monthly Deduction and any loan interest due. The grace period begins the day the Company mails notice to the Policy Owner of the insufficiency. The Policy will terminate as of the first day of the grace period if necessary additional premium is not paid. Payment received during the grace period is first applied as premium to be added to the Accumulation Value. An Insured would need to specify if they wanted the premium to be used to repay a loan.

               Insurance coverage continues during the grace period, but the Policy will be deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals. If the Insured dies during the grace period, the Death Benefit proceeds payable during the grace period will equal the amount of the Death Benefit in effect immediately prior to the commencement of the grace period less any due and unpaid Monthly Deduction. A lapse of the Policy may result in adverse tax consequences.
                                       3
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        D.     ALLOCATION AND CREDITING OF INITIAL AND ADDITIONAL PREMIUMS

               1. THE VARIABLE ACCOUNT. The variable benefits under the Policies are supported by the United of Omaha Life Insurance Company's Separate Account B (the "Variable Account"). The Variable Account will invest in shares of one or more managed investment companies ("Funds"), each of which will have multiple investment portfolios.

               2. ALLOCATIONS AMONG THE SUB-ACCOUNTS. The Variable Account consists of sub-accounts (the "Sub-Accounts"), each of which invests in a portfolio of a Fund. Premiums and Policy Value are allocated to the Sub-Accounts in accordance with the following procedures.

                      A. ALLOCATION OF INITIAL PREMIUM. Upon completion of underwriting, the Company will either issue a Policy, or deny coverage and return all premiums. If a Policy is issued, the initial premium payment will be allocated on the date the Policy is issued according to the initial premium allocation instructions specified on the application; if a state free look requirement requires the Company to return premiums paid if the Owner seeks to cancel the Policy during the free look period, then the initial premium will be allocated to the money market subaccount until the end of the free look period, then allocated according to the initial premium allocation instructions specified on the application.

                      B. ALLOCATION OF ADDITIONAL PREMIUMS. The number of Accumulation Units to be credited to a Policy with each premium, other than the initial premium and additional premiums requiring underwriting, will be determined on the date the request or payment is received in good order by the Company if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

                      C. CALCULATION OF ACCUMULATION UNIT VALUE On the date of issue the Accumulation Value equals the initial net premium less the Monthly Deduction for the first month. The net premium is the premium less the premium charges for tax and premium processing expenses. On any Monthly Deduction Date after the date of issue the Accumulation Value equals:

                      (a) the total of the values in each  Subaccount;  plus
                      (b) the accumulation value of the Fixed Account;  plus
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                      (c) the accumulation  value  of the  loan  Account;  less
                      (d) the Monthly Deduction for the current month.

                      The value for each Subaccount equals:

                      (a) the current number of Accumulation Units; multiplied by (b) the current unit value.

                      Each net premium allocated to the Variable Account is converted into Accumulation Units. This is done by dividing the net premium by the Accumulation Unit value for the Valuation Period during which the net premium is allocated to the Variable Account. The initial Accumulation Unit value for each Subaccount was set when the Subaccount was established. The unit value may increase or decrease from one Valuation Date to the next.

                      The Accumulation Unit value for a Subaccount on any Valuation Date is calculated as follows:

                      (a) the Net Asset Value Per Share of the Portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; divided by
                      (b) the total number of Accumulation Units held in the Subaccount on the Valuation Date, before the purchase or redemption of any shares on that date.

                      The Accumulation Value of the Fixed Account on any Monthly Deduction Date before deducting the Monthly Deduction equals:

                      (a)    the value as of the last Monthly  Deduction Date;
                             plus
                      (b) any net premiums credited since the last Monthly Deduction Date; plus
                      (c) any transfers from the Subaccounts to the Fixed Account since the last Monthly Deduction Date; plus
                      (d) any transfers from the Loan Account to the Fixed Account since the last Monthly Deduction Date; less
                      (e) any transfers from the Fixed Account to the Subaccounts since the last Monthly Deduction Date; less
                      (f) any transfers from the Fixed Account to the Loan Account since the last Monthly Deduction Date; less
                      (g) any partial withdrawals and surrender charge taken from the Fixed Account since the last Monthly Deduction Date; plus
                      (h)    interest credited on the balance.
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


                      The Cash Surrender Value is the Accumulation Value less any outstanding Policy loans and unpaid loan interest and less any applicable Surrender Charge.


II.     TRANSFERS AMONG ACCOUNTS

        A.     TRANSFER PRIVILEGE
        Subject to the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time after the Right to Examine period and prior to death or the Policy Maturity Date, by sending written notice, signed by the Policy Owner, to the Company. The Policy Owner may make transfers, partial withdrawals, and/or change the allocation of subsequent Premium payments, by telephone if the Policy Owner previously authorized telephone transactions in writing to us. We will not be liable for following instructions communicated by telephone that we believe to be genuine. However, we will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we fail to do so, we may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for the Policy Owner's protection. When making telephone requests, the Policy Owner will be required to provide his/her social security number and/or other information for identification purposes. The Company reserves the right, at any time and without notice to any party, to modify the transfer privileges under the Policy. Transfers are effective on the date we receive the Policy Owner's request.

        After the Right to Examine period, the Policy Owner can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. Transfers out of a Subaccount currently may be made as often as the Policy Owner wishes, subject to the minimum amount specified above (the Company reserves the right to otherwise limit or restrict transfers in the future or to eliminate the transfer privilege). The Company reserves the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account for up to six months.

        Transfers from the Fixed Account currently may be made once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Account Value on the date of the transfer.

        The Policy is designed as a long-term investment to provide death benefit protection, and may also be used as a part of the Policy Owner's other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, the
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

        Company reserves the right to limit the number of transfers from the Subaccounts of the Variable Account and the Fixed Account if: (a) the Company believes that excessive trading by the Policy Owner or a specific transfer request would have a detrimental effect on Accumulation Value or the share prices of the Portfolios; or (b) the Company is informed by one or more of the Series Funds that the purchase or redemption of shares is to be restricted because of excessive trading or a transfer or group of transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.

        Where permitted by law, the Company may accept the Policy Owners' authorization of third party reallocation on the Policy Owner's behalf, subject to the Company's rules. The Company may suspend or cancel such acceptance at any time. For example, third party reallocation by "market timers" could be suspended if they cause harm to other Policy Owners. The Company will notify the Policy Owner of any such suspension or cancellation. The Company may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which the Policy Owner authorize such third party to act on the Policy Owner's behalf. The Company will give the Policy Owner prior notification of any such restrictions. However, the Company will not enforce such restrictions if the Company is provided with satisfactory evidence that:
        (a) such third party has been appointed by a court of competent jurisdiction to act on the Policy Owner's behalf; or (b) such third party has been appointed by the third-party to act on the third-party's behalf for all the Policy Owner's financial affairs.

        B.     TRANSFER CHARGES

        A transfer  fee of $10 may be imposed  for any  transfer in excess of 12
        per  Policy  Year.   The  transfer  fee  is  deducted  from  the  amount
        transferred. The first 12 transfers each Policy Year are free.
                                       7
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        C.     DOLLAR COST AVERAGING PLAN

        Dollar cost averaging is a process whose objective is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Subaccounts each month, over time more purchases of Portfolio shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. While this process allows the Policy Owner to take advantage of investment price fluctuations, it does not assure a profit or protect against a loss in declining markets.

        The Company's dollar cost averaging program allows the Policy Owner to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by the Policy Owner from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account being transferred from. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.

        The Policy Owner can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation Date) of the month, as specified by the Policy Owner, during which the request is processed. The Policy Owner can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account, is less than $500.

        The Policy Owner can increase or decrease the amount or percentage of the transfers or discontinue the program by notifying the Company of the change. There is no charge for participation in this program.

        D.     ASSET ALLOCATION PROGRAM

        Under the Asset Allocation Program, the Policy Owner can instruct us to allocate premium and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account pursuant to allocation instructions you specify or recommended by us and approved by the Policy Owner. We will rebalance the Policy Owner's Policy's assets on a quarterly, semi-annual or annual basis, as specified by the Policy
        Owner, to ensure conformity with the Policy Owner's allocation instructions. Such asset rebalancing is intended to transfer cash value from Subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help the Policy Owner to "buy low and sell high," although there can be no assurance this objective will be achieved.
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

        Transfers of Accumulation Value made pursuant to this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy.

        The Policy Owner can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. The Policy Owner can change the Policy Owner's allocation percentage or discontinue the program by notifying us of the change. There is no charge for participation in this program.

III.    "REDEMPTION"  PROCEDURES:  RIGHT TO EXAMINE.   DEATH BENEFIT.  NO-LAPSE
        PERIOD BENEFIT.   POLICY  LOANS.   SURRENDERS.   PARTIAL  WITHDRAWALS.
        SURRENDER CHARGE. WAIVER OF SURRENDER CHARGE. REDEMPTION'S FOR CHARGES DEDUCTED UNDER THE POLICY. PAYMENT OPTIONS. SUSPENSION OF VALUATION. PAYMENTS. AND TRANSFERS. AND MATURITY DATE.

        A.     RIGHT TO EXAMINE

        If the Policy Owner is not satisfied with the Policy, the Policy Owner may return it to us or our agent within 10 days (or more where required by applicable State insurance law) after the Policy Owner receives the Policy or 45 days after the Policy Owner signed the application, whichever is later. We will cancel the Policy as of the date any insurance became effective and refund the premiums paid within seven days after we receive the returned policy.

        B.     DEATH BENEFIT

        The Option 1 Death Benefit is the greater of:

        The death benefit equals either death benefit Option 1 less any loan or death benefit Option 2 less any loan.
               (a)    the current Specified Amount (i.e., on the date of death);
                      or

               (b) the policy's Accumulation Value on the date of death plus the corridor amount.

        We will pay the death benefit according to the death benefit option in effect at the time of the Insured's death. Unless otherwise requested, Option 1 is in effect.

        The Option 2 Death Benefit is the policy's Accumulation Value on the date of death plus the greater of:
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               (a) the current Specified Amount (i.e., on the date of death); or
               (b) the corridor amount.

        The corridor amount is the Accumulation Value on the date of death multiplied by the corridor percentage from the table shown below for the Insured's attained age.

---------------------------------------------------------
Attained  Corridor  AttainedCorridor  Attained Corridor
   Age    Percentage  Age   Percentage  Age    Percentage
  0-40      150%      54       57%       68       17%
   41       143%      55       50%       69       16%
   42       136%      56       46%       70       15%
   43       129%      57       42%       71       13%
   44       122%      58       38%       72       11%
   45       115%      59       34%       73       9%
   46       109%      60       30%       74       7%
   47       103%      61       28%     75-90      5%
   48        97%      62       26%       91       4%
   49        91%      63       24%       92       3%
   50        85%      64       22%       93       2%
   51        78%      65       20%       94       1%
   52        71%      66       19%     95-100     0%
   53        64%      67       18%      100+      1%
---------------------------------------------------------

        After the first year, the Owner may change the death benefit option once each year. The change will take effect on the Monthly Deduction Date after we receive a written request for change, at which time the death benefit will reflect the change in option. Any change from Death Benefit Option 1 to Option 2 may require underwriting. The death benefit option may not be changed from Option 1 to Option 2 after the Insured attains age 90.

        Changes in the death benefit option may result in a change in the current Specified Amount. We will increase or decrease the current Specified Amount to maintain the death benefit that was in effect before the death benefit option change. Any decrease resulting from a change in death benefit option will be subject to the applicable surrender charge.

        We will send the Owner an amendment showing the death benefit option in effect and the current Specified Amount after the change.

        An increase or decrease in current Specified Amount resulting from a death benefit option change will change the minimum monthly premium and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision.

        C.     NO-LAPSE PERIOD

        The Policy contains a provision that can prevent it from lapsing, even if the cash surrender value is insufficient to pay the monthly deduction, if certain conditions are met. This provision applies only if:

               (a) either the minimum monthly premium or the lifetime monthly premium requirement has been met; and
               (b)    the policy has never been reinstated; and
               (c) no Additional Insured Term Insurance Rider covering the Insured is attached.
                                       10
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        The  minimum  monthly  premium  per $1,000 of  Specified  Amount and the minimum No-Lapse Period are shown on the policy data pages. If you meet the minimum monthly premium requirement, then the policy will not lapse during the minimum No-Lapse Period, if applicable.

        The minimum monthly premium requirement is met on any Monthly Deduction Date when the total premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loan, equals or exceeds the minimum monthly premium accumulated at 4% interest.

        The lifetime monthly premium per $1,000 of Specified Amount and the lifetime No-Lapse Period are shown on the policy data pages. If you meet the lifetime monthly premium requirement, then the policy will not lapse during the lifetime No-Lapse Period, if applicable.

        The lifetime monthly premium requirement is met on any Monthly Deduction Date when the sum of premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loans, equals or exceeds the lifetime monthly premium accumulated at 4% interest.


        D.     POLICY LOANS

        After the first Policy Year (from the Date of Issue in Indiana), the Policy Owner may obtain a loan for all or part of the Cash Surrender Value less loan interest to the end of the Policy Year, and less the Monthly Deduction amount sufficient to continue this Policy in force for one month. This Policy must be assigned to the Company as sole security for the loan. The Company will transfer all loan amounts from the Fixed Account and the Subaccounts to the Loan Account. The amounts will be transferred on a pro rata basis.

        Loan interest is payable at a rate of 5.7% in advance (6.0% effective annual rate). Interest is due on each Policy Anniversary. If the interest is not paid when due, the Company will transfer an amount equal to the unpaid loan interest from the Fixed Account and the Subaccounts, to the Loan Account on a pro rata basis. The Company will credit 4% interest to any amounts in the Loan Account, except amounts equal to a Preferred Loan as described below, for a net annual Loan interest rate of 2%.

        The death benefit will be reduced by the amount of any loan outstanding on the date of the Insured's death. The Company may defer making a loan for six months unless the loan is to pay premiums to the Company.

        Beginning in the 10th policy year, Preferred Loans are available. A Preferred Loan will be credited with 6% interest, for a net annual
        Preferred Loan interest rate of 0%. Any loan outstanding at the beginning of the 10th policy year will become a Preferred Loan from that point forward.

        All or part of a loan may be repaid at any time while the Policy is in force. The amount of a loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and the Subaccounts in the same percentages as premiums are currently allocated.

        E.     SURRENDERING THE POLICY FOR CASH SURRENDER VALUE

        While the Insured is alive, the Policy Owner may terminate this Policy for its Cash Surrender Value. If the Policy Owner requests a cash surrender, the Policy must be returned to the Company to receive the Cash Surrender Value

        With  regard  to  amounts  allocated  to the  Fixed  Account,  the  Cash
        Surrender  Value  will be equal to or  greater  than  the  minimum  Cash
        Surrender Values required by the State in which this Policy was delivered. The value is based on the Commissioners 1980 Standard Mortality Table, the insured's age at last birthday, with interest at 4%. Also, Surrenders are taxable and a 10% federal tax penalty may apply. A surrender charge may be deducted from the Accumulation Value. The Company may defer payment of a cash surrender from the Fixed Account for up to six months.

        F.     PARTIAL WITHDRAWALS

        After the first Policy Year, the Owner may withdraw part of the Accumulation Value. A surrender charge may be deducted from the accumulation value. Withdrawals from the Fixed Account are made beginning with the most recent Premium payment. The significance of which payment the withdrawal is made from is pertinent for the fixed account. Current interest for the fixed account is credited according to an investment year method whereby the rates of interest at which premium inflows are invested and reinvested are recognized. The current credited rate for the upcoming month is to be applied only to premiums received during the upcoming month. The declared current rate is expected to apply for twelve months from the date of each deposit. Each time the current rate is changed a new deposit grouping or "Bucket" is formed. A new rate is set for each bucket prior to its anniversary. This rate is expected to apply to each deposit made during the original bucket period for the following policy year. Thus, it is imperative that we determine up front which buckets the premium payment are being distributed from for withdrawals so we can determine which buckets are still in existence for crediting interest. The minimum partial withdrawal amount is $250. The maximum partial withdrawal amount is an amount such that the remaining cash surrender value is not less than $500 and the Specified Amount is not less than $100,000 in Policy years one through five or not less than $50,000 thereafter. If Death Benefit Option 1 is in effect, the following will apply for each partial withdrawal:

               (a) the current Specified Amount will be reduced by the amount of the withdrawal; and
               (b)    the Accumulation Value will be reduced by:
                      (1)    the amount of the withdrawal; and
                      (2) the surrender charge applicable to the decrease in current Specified Amount, as described in the Policy's SURRENDER CHARGE provision.

             We will send the Owner an amendment showing the current Specified Amount after the withdrawal.

        If Death Benefit Option 2 is in effect, the Accumulation Value will be reduced by the amount of the withdrawal.

        The amount of cash withdrawal requested and any surrender charge will be deducted from the Accumulation Value on the date we receive the Owner's written request. Partial withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount. In the absence of instructions from the Owner, amounts will be deducted from the Subaccounts and the Fixed Account on a pro rata basis. No more than a pro rata amount may be withdrawn from the Fixed Account for any partial withdrawal. We reserve the right to defer withdrawals from the Fixed Account for up to six months from the date we receive the Owner's written request.

        Partial withdrawals may change the minimum and lifetime monthly premium requirements applicable to the Policy's NO-LAPSE PERIOD provision. Partial withdrawals may be taxable and subject to a 10% federal tax penalty.


        G.     SURRENDER CHARGE

        If a Policy is totally surrendered, or a Partial Withdrawal under Death Benefit Option 1 is taken, or upon a requested reduction in the Policy's Specified Amount, we may deduct a Surrender Charge from the amount requested to be surrendered. If the Policy's current Specified Amount is decreased, we may deduct a Surrender Charge from the Accumulation Value based on the amount of the decrease. The Surrender charge varies by issue age, sex (except in Montana), risk class, the length of time your Policy has been in force and the Specified Amount. For example, a male age 35 at issue, in the nontobacco risk class and the preferred rate class, for surrender charge is $13.00 for each $1,000.00 of specified amount in the first five years, declining to $1.00 per $1,000.00 in the twelfth year and zero thereafter. The length of the Surrender Charge period varies depending upon the Policy Owner's issue age: the period is 12 years through age 52, 11 years at age 53, 10 years at age 54, and 9 years at age 55 and thereafter. The Surrender Charge for each Owner's Policy is stated on the Policy's data page.

        The purpose of the Surrender Charge is to reimburse us for some of our expenses incurred in distributing the Policies. The Surrender Charge and Administrative charge may not be enough to cover all sales and administrative expenses which we will incur in selling the Policies. Any shortfall, including but not limited to payment of sales and distribution expenses, would be charge to and paid by us.

        H.     WAIVER OF SURRENDER CHARGE

        The Company will waive the Surrender Charge upon partial withdrawals and surrenders in the event the Policy Owner become confined to a hospital or nursing home, disabled, diagnosed with a terminal illness or unemployed, become an organ transplant donor or recipient, experience significant damage to the Policy Owner's residence, or upon the death of the Policy Owner's spouse or minor dependent.

        I.     REDEMPTIONS FOR CHARGES DEDUCTED UNDER THE POLICY

               1. DEDUCTIONS FROM PREMIUM. Many states and municipalities charge a premium tax. The range of charges is from 0.75% to 5.0%. We also incur federal income tax liability under Internal Revenue Code Section 848 (a Deferred Acquisition Cost tax) upon Policy premium collected. We deduct 3.75% of each Policy premium payment we receive to cover these state tax expenses (where permitted), federal tax expenses and other general expenses. We also deduct $2 from each Policy premium payment we receive to cover our premium processing expenses.

               2.     MONTHLY DEDUCTION.

               On each Monthly Deduction Date, we deduct a MONTHLY DEDUCTION from the entire Accumulation Value equal to: (a) the COST OF INSURANCE for the current month; plus (b) the COST OF ANY RIDERS for the current month; plus (c) the RISK CHARGE; plus (d) the ADMINISTRATIVE CHARGE (except no monthly deduction is deducted on or after the Policy Anniversary when the age of the Insured is equal to 100). (These charges are described below.) The Monthly Deduction will be deducted from the Subaccounts and the Fixed Account on a pro rata basis on each Monthly Deduction Date. No Monthly Deduction is deducted from the Accumulation Value after coverage beyond maturity is elected.

               Each charge is deducted in the following manner: first, all charges are calculated, based on the Accumulation Value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting charges deducted from Subaccount assets), and then deducted. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

                      COST OF INSURANCE CHARGE.

                      The  guaranteed  cost  of  insurance  each  month  used in calculating the Monthly Deduction equals:

                             (a)    the net amount at risk for the month;
                                    multiplied by
                             (b) the guaranteed cost of insurance charge per $1,000 of Specified Amount; divided by
                             (c)    1,000.

                      The guaranteed  monthly cost of insurance  charge for each
               $1,000 is shown on the Policy data pages. The charge is based on the Insured's attained age, duration, sex (except in Montana), and risk and rate classes.

                      The net amount at risk in any month equals:

                             (a)    The death benefit; less
                             (b) the Accumulation Value on the Monthly Deduction Date after deducting the rider charge, if any, the risk charge for the current month, and the administrative charge.

                      We may use current  cost of  insurance  charges  less than those shown. Current cost of insurance charges are based on the Insured's issue age, sex (except in Montana), risk and rate classes. We reserve the right to change current cost of insurance charges. Changes in cost of insurance rates will be by class and will be based on changes in future expectations of factors such as:

                             (a)    investment earnings;
                             (b)    mortality;
                             (c)    persistency; and
                             (d)    expenses.

                      RISK  CHARGE.   We  deduct  a  charge  from  the  Policy's
               Accumulation Value (including amounts of Accumulation Value moved to the Loan Account as collateral for Policy loans), before monthly charges are deducted, but reflecting charges deducted from Subaccount assets, on each Monthly Deduction Date for the mortality risks that we assume. In Policy Years 1 through 10, this Risk Charge is equivalent to an annual charge of 0.70% of the Accumulation Value, deducted on each Monthly Deduction Date. In Policy Years 11 and later, this Risk Charge is equivalent to an annual charge of 0.55% of the Accumulation Value, deducted on each Monthly Deduction Date. The charge is deducted as 0.05833% of the Accumulation Value, deducted on each Monthly Deduction Date, for the first 10 Policy Years, and 0.04583% of the Accumulation Value, deducted on each Monthly Deduction Date, for Policy Years 11 and thereafter. The mortality risk we assume is that Insureds may live for shorter periods of time than we estimated, or the Accumulation Value is not enough to keep the Policy in force during the No-Lapse Period. If all the money we collect from this charge is not needed to cover death benefits and expenses, the money is contributed to our general account. Conversely, even if the money we collect is insufficient, we will provide for all death benefits and expenses.

                      ADMINISTRATIVE  CHARGE. We deduct a charge of $7 from your
               Accumulation Value on each Monthly Deduction Date for the costs of issuing and administering the Policy and operating the Variable Account.

                      COST OF RIDERS.

                             ADDITIONAL  INSURED  RIDER.  The rider cost of term
               insurance equals the rider benefit amount, multiplied by the rider's cost of insurance charge for each $1,000 of benefit amount, divided by 1,000. This charge is based on the Additional Insured's attained age, sex (except in Montana) and rate class.

                             ACCIDENTAL   DEATH  BENEFIT  RIDER.   The  cost  is
               determined by the Insured's attained age and sex (just age in Montana) per each $1,000 of rider coverage elected, multiplied by the rider benefit amount, divided by $1,000.

                             DISABILITY   RIDER.   The  cost  is  a  fixed  rate
               determined by the Insured's attained age and sex (just age in Montana) per each $1.00 of rider monthly deduction amount multiplied by the amount of the monthly deduction amount.

               3.     ACCELERATED DEATH BENEFIT RIDER
                      4% (7.4% in Vermont and Oklahoma) of the elected amount is imposed at the time the election is made to receive the accelerated death benefits provided by this rider.

        J.     PAYMENT OPTIONS

               OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the Proceeds are held by the Company, the company will annually:
               (a)  pay interest to the Payee; or
               (b)  add interest to the Proceeds.
               OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. The Company will pay the Proceeds in monthly installments of a specified amount until the Proceeds, with interest, have been fully paid.
               OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. The Company will pay the Proceeds in installments for the number of years the Policy Owner chooses. The monthly incomes for each $1,000 of Proceeds, shown in the table set forth in the Policy, include interest. The Company will provide the income amounts for payments other than monthly upon request.
               OPTION 4 -- LIFETIME INCOME. The Company will pay the Proceeds as a monthly income for as long as the Payee lives. The following guarantees are available:

                      GUARANTEED PERIOD - The monthly income will be paid for a certain number of years and as long thereafter as the Payee lives; or

                      GUARANTEED AMOUNT  (INSTALLMENT  REFUND) -
                      The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Payee lives.

               If a fixed Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983a Mortality Table and interest at 3% or, if more favorable to the Payee, our then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable Subaccounts.

               NOTE CAREFULLY. If no guarantee is elected, then IT WOULD BE POSSIBLE FOR ONLY ONE PAYMENT TO BE MADE if the Payee(s) were to die before the due date of the second payment; only two Payments if the Payee(s) were to die before the due date of the third payment; and so forth. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Payments under a fixed payout option.

               OPTION 5 -- LUMP SUM. The Proceeds will be paid in one sum. OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, the Company will provide payments for other options, including joint and survivor periods. Certain options may not be available in some States.

               If variable payments are being made under Option 2 or 6 and do not involve life contingencies, then the Policy Owner may surrender the Policy and receive the commuted value of any unpaid payments.

               Additional information about any Payout Option may be obtained by contacting us.

        K.     SUSPENSION OF VALUATION, PAYMENTS, AND TRANSFERS

        The Company will suspend all procedures requiring valuation of the Variable Account (including transfers, surrenders and loans) on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Policies be suspended for the protection of Policy Owners, until such condition has ended.

         L.    MATURITY DATE.

        The Policy's maturity date is the Policy Anniversary next following the Insured's 100th birthday. On the maturity date we will pay the Policy Owner the Policy's Accumulation Value, less any loan and unpaid loan interest, if (a) the Insured is then living; (b) this Policy is in force; and (c) coverage beyond maturity is not elected. The Policy may terminate prior to the maturity date if the premiums paid are insufficient to continue this Policy in force. If the Policy does continue in force to the maturity date, it is possible there will be little or no Cash Surrender Value at that time. Policy values will be affected by the investment experience of the Variable Account and to the extent cost of insurance charges are more favorable than guaranteed charges.


                                     - END -
                                       18